# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AlphaVest Acquisition Corp., CIK 0001937891
CUSIP: G0283A108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4794 231st Place S. E., Sammamish, Washington (WA), 98075
Date of event which requires filing of this statement: 12/09/2025
Filed by CIK 0002089104
Persons authorized to receive notices and communications: Shengwei Da, 4794 231st Place S. E., Sammamish, Washington (WA), 98075, 203-998-5540

## Reporting persons
- Da Shengwei (Sean) (CIK 0002089104): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 16,000,000; shared voting power 2,590,000; sole dispositive power 16,000,000; shared dispositive power 2,590,000; aggregate amount beneficially owned 18,590,000 (77% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: AlphaVest Acquisition Corp.
Address of issuer's principal executive offices: 4794 231st Place S. E., Sammamish, Washington (WA), 98075

## Item 2. Identity and Background
Name of person filing: Shengwei (Sean) Da
Residence or business address:
420 Lexington Avenue, Suite 2446
New York, New York 10170
Present principal occupation or employment: Chief Executive Officer, AMC Robotics Corporation (f/k/a AlphaVest Acquisition Corp.).
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship: United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities reported on in this Schedule 13D were issued in connection with the transactions contemplated by that certain Business Combination Agreement, dated August 16, 2024 and amended on June 25, 2025 (the ?Merger Agreement?) by and among the Issuer, AV Merger Sub and AMC Corporation and a simultaneously private placement. 16,500,000 shares were issued to the reporting person and his affiliates in exchange for their interests in AMC Corporation held prior to the transactions contemplated by the Merger Agreement and 650,000 shares and 1,540,000 warrants were issued in the simultaneous private placement. interest in the Issuer upon consummation of the mergers contemplated by the Merger Agreement.

## Item 4. Purpose of Transaction
Purpose of transaction: The reporting person holds the securities reported upon for investment purposes. As the Chairman of the Board of Directors and Chief Executive Officer of the Issuer, the reporting person may, from time to time, acquire additional securities of the Issuer, or dispose of securities of the issuer, as well as consider certain other items set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 18,590,000 shares of Common Stock of the Issuer, representing 77.0% ownership, which represents (i) 16,000,000 shares of Common Stock held by trusts controlled by the reporting person; (ii) 1,050,000 shares of Common Stock and 1,540,000 shares of Common Stock issuable upon exercise of warrants held by Kami Vision Incorporated, of which the reporting person is executive chairman and 80% owner.
Number of shares as to which each person has sole or shared power to vote or dispose: 18,590,000 shares of Common Stock of the Issuer, pursuant to which the reporting person has majority voting and dispositive shares.
Transactions in the class effected during the past sixty days: Other than the transactions reported upon in this Schedule 13D, there have been no other transactions that have occurred within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The reporting person has entered into a Lock-Up Agreement with the issuer pursuant to which the reporting person has agreed not to effect any sale or distribution of any equity securities of the issuer held by him for a period of 180 days from the closing of the transactions contemplated by the Merger Agreement.

Additionally, in connection with the private placement consummated simultaneously with the transactions contemplated by the Merger Agreement, Kami Vision Incorporated entered into a registration rights agreement whereby the issuer agreed to register the resale of certain shares held by Kami Vision Incorporated.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
https://www.sec.gov/ix?doc=/Archives/edgar/data/0001937891/000164117225022894/forms-4a.htm

https://www.sec.gov/Archives/edgar/data/1937891/000149315224033573/ex10-3.htm

## Signatures
- Da Shengwei (Sean): /s/ Shengwei Da, Shengwei Da (12/16/2025)